MADEIRA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

TABLE OF CONTENTS

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 - Baton Rouge, LA 70809
225-922-4600 Phone - 225-922-4611 Fax - pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Madeira Capital, LLC
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madeira Capital, LLC (the Company) as of December 31, 2021, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Madeira Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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P&N
Postlethwaite & Netterville

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

We have served as Madeira Capital, LLC 's auditor since 2006.

Baton Rouge, Louisiana
February 10, 2022

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OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Madeira Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

315 Manitoba Avenue, Suite 100
(No. and Street)

Wayzata	MN	55391
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Justin B. Besikof	(612) 382-7352	justin@madeirapartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Postlethwaite & Netterville, APAC
(Name – if individual, state last, first, and middle name)

8850 United Plaza Blvd, Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin B. Besikof, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Madeira Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

BRADY ANN GOODMAN
Notary Public - State of Florida
Commission # GG 967143
My Comm. Expires Jun 15, 2024
Bonded through National Notary Assn.

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Cash	$	8,451
Total Assets	$	8,451
LIABILITIES	$	-
MEMBER'S EQUITY		8,451
Total Liabilities and Member's Equity	$	8,451

The accompanying notes are an integral part of this statement

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

REVENUES		
Merger and acquisition fees	$	-
EXPENSES		
Operating expenses		11,805
NET LOSS	$	(11,805)

The accompanying notes are an integral part of this statement.

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2021

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance, January 1, 2021	$ 732,608	$ (725,952)	$ 6,656
Contributions from the parent company	13,600	-	13,600
Net Loss	-	(11,805)	(11,805)
Balance, December 31, 2021	$ 746,208	$ (737,757)	$ 8,451

The accompanying notes are an integral part of this statement.

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2021

Subordinated borrowings at January 1, 2021	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2021	$ -

The accompanying notes are an integral part of this statement.

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(11,805)
Net cash used in operating activities		(11,805)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from the parent company		13,600
Net cash provided by financing activities		13,600
NET DECREASE IN CASH		1,795
Cash, beginning of year		6,656
Cash, end of year	$	8,451

The accompanying notes are an integral part of this statement.

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Madeira Capital, LLC, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is primarily an agent for clients in merger and acquisition transactions generally in the Midwestern United States (see Note 4).

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and the adoption of the standard had no impact on the financial statements due to no revenues recorded in 2021.

Income Taxes

The Company is a limited liability company. The only member of the Company is a partnership (the Parent Company). Amounts due for federal and state income taxes are not reflected in the financial statements, but rather the taxable income or loss of the Company is included on the Parent Company's income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Accounting Standards Codification (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash

For purposes of the statement of cash flows, cash included all amounts on hand and amounts on deposit at financial institutions.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2021, the net capital ratio was 0 and net capital was $8,451 which exceeded the minimum capital requirement by $3,451.

3. Concentration

The Company earned no merger and acquisition fee revenue in calendar year 2021.

4. Current Operating Environment

The Company does not intend to pursue additional revenue during 2022 and necessary recurring expenses will be covered by the parent company (Madeira Partners, LLC) to ensure that minimum capital requirements of $5,000 is maintained at all times.

5. Credit Risk

At no time during the year did the Company's cash accounts exceed the related amount of federal depository insurance.

6. Subsequent Events

Management has evaluated subsequent events through February 10, 2022, the date that the financial statements were available to be issued, and determined that no events have occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these statements.

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2021

NET CAPITAL		
Member's equity	$	8,451
LESS: NON-ALLOWABLE ASSETS	$	-
NET CAPITAL	$	8,451
COMPUTATION OF NET CAPITAL REQUIREMENT		
Balance, December 31, 2021		5,000
EXCESS NET CAPITAL	$	3,451
AGGREGATE INDEBTEDNESS	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0

There are no differences between the audited computation of net capital and the company's calculation of net capital in the audited Part II Focus Report.

See report of independent registered public accounting firm.

MADEIRA CAPITAL, LLC
Minneapolis, Minnesota

SCHEDULE II
Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
As of December 31, 2021

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

MADEIRA CAPITAL, LLC
Minneapolis, Minnesota

SCHEDULE III
Information for Possession or Control Requirements
Under SEC Rule 15c3-3
As of December 31, 2021

The Company has claimed exemption form the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 - Baton Rouge, LA 70809
225-922-4600 Phone - 225-922-4611 Fax - pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Madeira Capital, LLC
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Madeira Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (exemption provisions) and (2) the Company stated that the identified exemption provisions throughout the most recent fiscal year were met, without exception. Madeira Capital, LLC acknowledges that due to the nature of the Company's operations, the Company is no longer eligible to claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and needs to modify the Company's FINRA Membership Agreement. The Company should not claim an exemption under 17 C.F.R. § 240-15c3-3 and the Company should file the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Madeira Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Madeira Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and based on conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 10, 2022

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Madeira Capital, LLC Exemption Report

Madeira Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal period without exception.

(3) Due to the nature of the Company's operations, the Company is no longer eligible to claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and needs to modify the Company's FINRA Membership Agreement. The Company should not claim an exemption under 17 C.F.R. § 240.15c3-3 and the Company should file the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company will address the matter in 2022.

I, Justin Besikof, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Justin Besikof

Title: President

Date: February 10, 2022